June 11, 2019

Joseph P. Hagan
Chief Executive Officer
Regulus Therapeutics Inc.
10628 Science Center Drive, Suite 100
San Diego, CA 92121

       Re: Regulus Therapeutics Inc.
           Registration Statement on Form S-3
           Filed June 5, 2019
           File No. 333-231965

Dear Mr. Hagan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julia Griffith at 202-551-3267 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance